Buenos Aires, August 7th

Buenos Aires, August 7th, 2020

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Appointment of an alternate director.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that, on the date hereof, the Company’s Shareholders Meetings appointed Mr. Diego Martín Salaverri as alternate director replacing Mr. Mariano Batistella, to complete Mr. Batistella´s term.

Sincerely,

Victoria Hitce

Head of Market Relations